SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-12508

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THRIFT PLAN FOR EMPLOYEES OF S&T BANK

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

S&T BANCORP, INC.

800 PHILADELPHIA STREET

INDIANA, PA 15701

Financial Statements and Supplemental Schedule

Thrift Plan for Employees of S&T Bank

Years ended December 2013 and 2012

With Report of Independent Registered Public Accounting Firm

Thrift Plan for Employees of S&T Bank

Financial Statements and Supplemental Schedule

Years ended December 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Thrift Plan Committee

S&T Bank

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of S&T Bank (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 23, 2014

Thrift Plan for Employees of S&T Bank

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets:
Cash	$6,474	$71,887
Investments:
Short-term investment funds	7,045,125	7,167,314
Mutual funds	49,832,548	41,385,070
S&T Bancorp, Inc. common stock	18,618,396	14,879,082

Total investments	75,496,069	63,431,466

Total Assets	75,502,543	63,503,353

Liabilities:
Participant administrative fee payable	(2,784)	(2,996)

Net assets available for benefits	$75,499,759	$63,500,357

See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2013	2012

Additions
Contributions:
Employer	$1,329,670	$1,272,925
Employee—payroll	3,141,165	3,006,884
Employee—rollover	412,763	199,959

	4,883,598	4,479,768

Investment income:
Dividends	2,473,390	2,252,170
Net appreciation in fair value of investments	12,564,130	2,486,532

	15,037,520	4,738,702

Total Additions	19,921,118	9,218,470

Deductions
Distributions to participants	(7,899,185)	(4,075,152)
Participant administrative fees	(22,531)	(24,056)

Total Deductions	(7,921,716)	(4,099,208)

Net increase	11,999,402	5,119,262
Net assets available for benefits at beginning of year	63,500,357	58,381,095

Net assets available for benefits at end of year	$75,499,759	$63,500,357

See accompanying notes to the financial statements.

Thrift Plan for Employees of S&T Bank

Notes to Financial Statements

Years ended December 31, 2013 and 2012

1.	Description of the Plan

The following description of the Thrift Plan for Employees of S&T Bank (the Plan) provides only general information. For more complete information about the Plan, including participation, vesting and benefit provisions, refer to the Plan Document, which can be obtained from S&T Bank (the Plan Sponsor and Employer).

General

The Plan is a defined contribution plan that covers all employees of S&T Bank and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Plan was adopted effective May 1, 1984 and made retroactive to January 1, 1984 by the Plan Sponsor.

In March 2012 and August 2012, the Plan Sponsor acquired Mainline Bank and Gateway Bank of Pennsylvania (Acquired Banks), respectively. Employees of the Acquired Banks who were retained by the Employer were immediately eligible to participate in the Plan at the time of acquisition. However, these employees were not permitted to roll over balances from their retirement plans. Upon termination of the Acquired Banks’ retirement plans, active participants will be permitted to roll over their accounts. In 2013, the Gateway Bank 401(k) received formal Internal Revenue Service (IRS) approval, and all assets have been distributed to participants. On June 10, 2014, the IRS approved the termination request for the Mainline Bancorp Inc. Employee Stock Ownership Plan with 401k Provisions.

Contributions

The Plan is a vehicle for accepting employee pre-tax and employer tax-deferred contributions. Participants determine the amount of their pre-tax cash contributions to the Plan up to 50% of their eligible compensation. Employer matching contributions are equal to 100% on the first 1% of compensation and 50% on the next 5% of compensation, not to exceed 3.5% of eligible compensation. Employer discretionary contributions are determined by the Board of Directors of the Plan Sponsor. There were no discretionary contributions during 2013 or 2012. The Plan does not allow employee after-tax contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Employer matching contributions on catch-up contributions are also determined by the Board of Directors of the Plan Sponsor.

The Plan provides for automatic enrollment of newly eligible employees and current eligible employees who have not previously made an election either to participate or not. Automatic pre-tax contributions are 6% of eligible compensation. Automatically enrolled employees can decline to participate or modify participation in accordance with the requirements of the Pension Protection Act of 2006.

Participants may elect to invest their contributions in one or more of the eleven available investment options or in one of five risk-based portfolios. The risk-based portfolios are composed of varying allocations of the available investment options, which participants may select, based on their risk profile, ranging from conservative to aggressive. Employer matching contributions are invested in the same proportions. The Employer discretionary contributions are made to the investment option holding S&T Bancorp, Inc. common stock.

1.	Description of the Plan (continued)

Participants are permitted to transfer all balances in their accounts between investment options.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, Employer matching contributions and allocations of other Employer contributions and fund earnings, which are allocated based on the participant’s compensation and fund balances, respectively. The Plan passes through quarterly administrative fees to those participants no longer employed by the Employer. Fees paid by participants and the Plan are further described under Operating Expenses in Note 2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

For participants hired on or after January 1, 2008, 100% vesting in Employer matching contributions and Employer discretionary contributions and the earnings thereon will occur when the Participant completes two years of service with the Employer. Participants hired prior to January 1, 2008 are 100% vested in the Employer contributions.

Notes Receivable from Participants

The Plan does not provide for notes receivable from participants.

Payment of Benefits

Upon termination of service from the Employer, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Retired participants may take partial distributions as frequently as once a quarter, however, they are required to receive a lump sum distribution at age 70 1⁄2 under Section 401(a)(9) of the Code.

Terminated participants whose vested account balance is at least $1,000 but not more than $5,000 are subject to a mandatory rollover if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan. The participant’s account will be transferred to an individual retirement plan selected by the Thrift Plan Committee. Terminated participants whose vested account balance is less than $1,000 are subject to a mandatory lump sum distribution if the participant fails to make an affirmative election to either receive a lump sum payment or directly roll over the balance to an eligible plan.

1.	Description of the Plan (continued)

Forfeited Accounts

As of December 31, 2013 and 2012, participant forfeited accounts totaled $78,469 and $44,167, respectively. Forfeitures are used to reduce future Employer contributions. There were no reductions in 2013 or 2012.

2.	Summary of Significant Accounting Policies

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investment committee is responsible for establishing an accounting and financial reporting process for fair value measurements. The Plan’s investment committee may look to the investment manager, trustee, or other service provider to assist in the mechanics of the valuation. However, the Plan’s investment committee is responsible for obtaining sufficient information to evaluate and independently challenge the valuation.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

2.	Summary of Significant Accounting Policies (continued)

The Plan uses a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 –	Quoted prices for identical instruments in active markets.

Level 2 –	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Plan Sponsor generally uses quoted market prices to determine fair value, and classifies such items in Level 1.

The asset’s and liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.

Mutual and money market funds – valued at the daily closing price as reported by the funds. Mutual and money market funds held by the Plan are open-ended funds that are registered within the Securities and Exchange Commission. The funds are required to publish their daily value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

Common stock – valued at the closing price reported on the active market on which the individual securities are traded.

2.	Summary of Significant Accounting Policies (continued)

The methods described above might produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Cash	$6,474	—	—	$6,474
Money Market Fund	7,045,125	—	—	7,045,125
Mutual Funds:
Moderate Allocation	$8,635,718	—	—	$8,635,718
Intermediate-term Bond	7,846,667	—	—	7,846,667
Large Blend	11,758,489	—	—	11,758,489
Mid-cap Blend	8,082,692	—	—	8,082,692
Small-cap	7,849,575	—	—	7,849,575
Foreign Accounts	5,073,840	—	—	5,073,840
Capital Preservation	585,567	—	—	585,567

Total Mutual Funds	$49,832,548	—	—	$49,832,548
Common Stocks	$18,618,396	—	—	$18,618,396

Total Assets at Fair Value	$75,502,543	—	—	$75,502,543

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Cash	$71,887	—	—	$71,887
Money Market Fund	7,167,314	—	—	7,167,314
Mutual Funds:
Moderate Allocation	$6,861,331	—	—	$6,861,331
Intermediate-term Bond	8,909,299	—	—	8,909,299
Large Blend	8,750,032	—	—	8,750,032
Mid-cap Growth	5,983,101	—	—	5,983,101
Mid-cap Blend	6,241,193	—	—	6,241,193
Foreign Accounts	4,115,491	—	—	4,115,491
Capital Preservation	524,623	—	—	524,623

Total Mutual Funds	$41,385,070	—	—	$41,385,070
Common Stocks	$14,879,082	—	—	$14,879,082

Total Assets at Fair Value	$63,503,353	—	—	$63,503,353

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan Sponsor evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3.

2.	Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Participants pay fees for distributions from their accounts, for commissions on purchases and sales of S&T Bancorp, Inc. common stock, and for qualifications of domestic relations orders. The Plan passes through quarterly administrative fees to those participants who are no longer employed by the Employer. As of December 31, 2013 and 2012, separated participants had $2,784 and $2,996, respectively, payable in fees for balances in the Plan. The Participants pay these fees directly to the Plan’s third-party administrator and record keeper, Mercer HR Services.

All other expenses of maintaining the Plan are paid by the Employer.

Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-01, Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities for U.S. GAAP Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU provides for additional disclosure related to the offset of related party transactions. This standard enhances the disclosure requirements. ASU No. 2013-01 is effective for interim and annual periods beginning January 1, 2013 and should be applied prospectively. This ASU did not have an impact on the Plan’s financial statements.

3.	Investments

During 2013 and 2012, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

Net Appreciation

In Fair Value

	2013	2012
Mutual Funds	$7,139,043	$3,679,524
S&T Bancorp, Inc. Common Stock	$5,425,087	$(1,192,992)

Net Appreciation	$12,564,130	$2,486,532

The following investments exceeded 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012:

	December 31		December 31
	2013	2012	2013	2012
Investment	Shares		$
S&T Bancorp, Inc. Common Stock	735,614	823,413	$18,618,396	$14,879,082
Dodge & Cox Balanced Fund	87,851	87,898	$8,635,718	$6,861,331
Royce Special Equity Fund	315,497	284,638	$7,849,575	$5,983,101
PIMCO Total Return Fixed Income Fund	734,019	792,642	$7,846,667	$8,909,299
Federated Prime Obligations Fund	7,045,125	7,167,314	$7,045,125	$7,167,314
Vanguard Index 500 Fund	46,903	44,448	$6,600,160	$4,823,591
Selected American Large Cap Growth	102,633	94,204	$5,158,329	$3,926,441
Vanguard Mid-Cap Index Fund*	97,733	—	$4,200,568	$—
Harbor International Fund	54,970	54,756	$3,903,436	$3,401,484
Stewart Capital Mid Cap Fund*	249,976	—	$3,882,124	$—

*	These funds were greater than 5% of net assets available for benefits as of December 31, 2013, but less than 5% as of December 31, 2012.

4.	Transactions with Parties-in-Interest

Legal, accounting, and other administrative fees are paid by the Plan Sponsor. The Plan is administered by the Plan Sponsor. Mercer HR Services is the third-party administrator and record keeper for the Plan; however, the Plan Sponsor retains primary responsibility for administration. Mercer Trust Company (the Trustee) acts as trustee and safekeeping agent for the Plan.

At December 31, 2013 and 2012, respectively, the Plan held an aggregate of 735,614 and 823,413 shares of S&T Bancorp, Inc. common stock valued at $18,618,396 and $14,879,082.

At December 31, 2013 and 2012, respectively, the Plan held an aggregate of 249,976 and 241,164 shares of Stewart Capital Mid Cap Fund valued at $3,882,124 and $3,120,665. This fund is advised by Stewart Capital Advisors, LLC, a subsidiary of the Plan Sponsor.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. The Plan Sponsor is awaiting a determination of continued qualification under Section 401(a) of the Code, a request for which was submitted on January 31, 2011.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	Plan Termination

Although it has not expressed any interest to do so, the Plan Sponsor reserves the right to amend or discontinue the Plan. In the event of a termination of the Plan, plan assets would be used for the benefit of participants and their beneficiaries, as prescribed by law.

Supplemental Schedule

Thrift Plan for Employees of S&T Bank

EIN: 25-0776600        Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2013

(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Number of Units or Shares Held	(e) Current Value

Federated Prime Obligations Fund	7,045,125 Units	$7,045,125
Mutual Funds:
Dodge & Cox Balanced Fund	87,851 Units	$8,635,718
Royce Special Equity Fund	315,497 Units	$7,849,575
PIMCO Total Return Fixed Income Fund	734,019 Units	$7,846,667
Selected American Large Cap Growth	102,633 Units	$5,158,329
Harbor International Fund	54,970 Units	$3,903,436
Vanguard Index 500 Fund	46,903 Units	$6,600,160
Vanguard Mid-Cap Index Fund	97,733 Units	$4,200,568
Stewart Capital Mid Cap Fund*	249,976 Units	$3,882,124
Oakmark International Small Cap Fund	67,732 Units	$1,170,404
Gabelli ABC Fund	57,635 Units	$585,567

Total Mutual Funds		$49,832,548

S&T Bancorp, Inc. Common Stock*	735,614 Units	$18,618,396

Total assets held at end of year		$75,496,069

*	Indicates party-in-interest to the Plan

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of S&T Bank

June 23, 2014
/s/ Todd D. Brice
Todd D. Brice
President &
Chief Executive Officer